Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

June 10, 2011

VIA EDGAR

Mr. Daniel L. Gordan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Chimera Investment Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed 2/28/2010
File No. 001-33796

Dear Mr. Gordan:

On behalf of Chimera Investment Corporation (“we” or the “Company”), set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated May 27, 2011 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2010.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Certain financing facilities may contain covenants……, page 23

1.
In future Exchange Act periodic reports, please specifically identify any financial covenants that may materially restrict your financing flexibility.  In addition, please confirm that to the extent you are at risk of breaching such covenant you will disclose the actual ratio calculations in your Exchange Act periodic reports.

Response

Since the termination of two whole loan warehouse lending facilities during July 2008, the Company has had no material financial covenants that would restrict its financing flexibility.  All of the Company’s recourse financing is in the form of Securities Industry and Financial Markets Association standard form Master Repurchase Agreements (“MRAs”) which contain no material covenants that restrict the Company’s financing abilities.  In future filings, if the Company has material financial covenants for which it is at risk of breaching, it will disclose those ratio calculations in accordance with the Exchange Act requirements.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	Please tell us whether management views “core earnings” as a key performance indicator. We may have further comment.

Response

As a Real Estate Investment Trust (“REIT”) the Company must, among other requirements, distribute at least 90% of its taxable income in the form of dividends.  Financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) may treat items of income or expense, such as the GAAP net income effect of unrealized gains or losses on interest rate swaps, in such a way as to make it difficult for an investor to determine the taxable nature of such items.  As a service to investors, the Company defines and provides a simplified calculation of “Core Earnings” in its press releases as an estimate of taxable income.

3.
In future Exchange Act periodic reports, please address any shifts in investment strategy, such as with respect to maturity, credit risk, or interest rate type.  For example, we note that on your fourth quarter conference call you indicated that you planned to increase the duration of your portfolio.

Response

The Company’s investment strategy is to invest in residential mortgage-backed securities, residential mortgage loans, commercial mortgage loans, and other real estate-related securities and various other asset classes.  The Company’s principal business objective is to generate net income from the spread between the yields on its investments and the cost of borrowing to finance their acquisition and secondarily to provide capital appreciation.  From inception, the Company has focused on credit sensitive and interest rate sensitive assets and that strategy has not changed materially.  During the Company’s quarterly earnings call, the Company discussed the sale of A to AAA-rated senior non-Agency mortgage-backed securities.  The sale of these types of investments is consistent with our strategy.  The effect of selling these assets is typically to increase the duration of the portfolio as the more subordinated tranches are typically longer in duration.  The Company does not believe the change in the duration of the portfolio is a shift in investment strategy. In future filings, if the Company shifts its investment strategy, it will disclose the nature of the shift.

Trends, page 53

4.	In future Exchange Act periodic reports, please expand this disclosure to discuss management’s view as to whether and how these trends may impact your business.

Response

Future Exchange Act filings will include expanded disclosure regarding the impact of trends on the Company’s business.

Estimated Economic Book Value, pages 56-57

5.
In your description of estimated economic book value on page 56, you indicate that you have no continuing involvement in these trusts other than being a holder of notes or certificates issued by the trusts.  However, disclosures within note 8 on page F-24 appear to indicate that you do have continuing involvement through the power to direct activities of the trust or ability to control the trust through your contribution in the purpose and design of its structure.  Please clarify and revise as necessary.  If applicable, in your response, please provide us the disclosure you will including in future Exchange Act periodic reports to address this issue.

Response

From time to time the Company participates in re-securitization transactions where it transfers residential mortgage-backed securities to a depositor, and the depositor places the assets in a securitization trust.  That trust re-securitizes the assets by restructuring the cash flows to obtain a desired credit rating, and the trust issues new debt instruments collateralized by the assets transferred to the trust.  After transferring the assets to the securitization trust, the Company has no ability or rights to direct the activity of the trust beyond its rights as a holder of the notes or certificates of the trust, equal to any other holder.  The Company’s statement on page 56 is factual to that effect.

Accounting Standards Codification (“ASC”) 810 Consolidation requires consolidation if the Company has a controlling financial interest which is defined as:

a)	the power to direct the activities of a Variable Interest Entity (“VIE”) that most significantly impact the VIEs economic performance, and
b)	the obligation to absorb losses of the VIE that could potentially be significant to the VIE and/or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company clearly has the obligation to absorb losses that could be significant in that it typically retains the majority if not all of the subordinated interests in the re-securitization trusts currently consolidated.  The Company was deemed to have the power to direct the activities of the VIE simply due to the fact that it contributed all of the assets to the re-securitization trust and as such has significant power in the purpose and design of the trust.  Note 8 reflects the results of adoption of ASC 810 by the Company and states why consolidation is required with regard to certain trusts.

The application of ASC 810 in practice creates a contradiction between GAAP reporting and the actual legal rights, obligations, and economic results of the re-securitization transactions.  The Company’s discussion of Estimated Economic Book Value is factual as to the rights of the Company and its disclosures in Note 8 are reflective of the adoption of ASC 810.

Interest Expense and the Cost of Funds, page 61

6.	Please advise us whether your average cost of funds reflects the impact of swaps for the covered periods. If so, please clarify this in future Exchange Act periodic reports.

Response

The Company’s average cost of funds reflects the impact of interest rate swaps during the covered period.  In future filings, the Company will state that the cost of borrowing is inclusive of the cost of interest rate swaps in all related disclosures.

Liquidity and Capital Resources, page 64

7.
In future Exchange Act periodic reports, please provide a brief description of the margin call provisions for your repurchase agreements, including the percentage asset decline that could cause a margin call.

Response

Repurchase agreements that are collateralized by mortgage-backed securities are subject to two types of margin calls. First, there are monthly margin calls that are triggered as principal payments and pre-payments are received and in fact, without any move in the asset price of a mortgage-backed security, the holder of the security would expect to receive a margin call from its repurchase counterparty monthly simply due to the release of updated factors from the trustees.  Monthly principal payments and pre-payments are not known in advance.  Second, there are margin calls that are issued or margin that is returned as a result of normal daily increases or decreases in asset values. Each counterparty may calculate or manage these margin calls differently. Counterparties to repurchase agreements negotiate a ‘haircut’ at the time of the transaction to provide them with cushion for daily market value movements that prevents the need for a margin call to be issued or margin to be returned if normal daily increases or decreases in asset values are below certain allowable exposures, and these levels differ by counterparty.    In addition, when financing assets using standard MRAs, the counterparty to the agreement typically nets its exposure to the Company on all outstanding repurchase agreements and issues margin calls if movement of the asset values in aggregate exceeds their allowable exposure to the Company.  As such, any decline in asset values could create a margin call, or may create no margin call depending on the Company’s exposure to the individual counterparty and that counterparty’s specific policy.  It is difficult to quantify how a meaningful measure of movement in asset prices would produce a margin call as each individual repurchase agreement has a negotiated haircut, and has specified collateral that secures the repurchase agreement whose asset value may or may not move in tandem with the broader mortgage-backed security market.  In addition counterparties consider a number of factors, including their aggregate exposure to the Company as a whole and the number of days remaining before the repurchase transaction closes prior to issuing a margin call.

8.
In future Exchange Act periodic reports, please provide more detailed disclosure regarding your sources of cash for the next year, including cash on hand, cash from operations, loan repayments/maturities, facility capacity, and new financings.

Response

The Company will provide increased disclosure in future filings with regard to the sources of cash for the coming year.

Financial Statements and Notes

Note 6 – Repurchase Agreements, pages F-22 – F23

9.
We understand that you have entered into repurchase transactions accounted for as collateralized financing transactions.  Please tell us whether or not you have accounted for any repurchase transactions as sales.  If you have, please clarify the terms of these agreements and why that accounting was deemed appropriate.  In addition, please clarify if the table on the top of page 62 is the average repurchase agreements as indicated on page 61 or average total debt as labeled.  For your repurchase transactions, for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter.  To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why.  In future Exchange Act periodic reports, we believe the inclusion of the information described above would be useful to investors and should be included.

Response

The Company accounts for all repurchase transactions as collateralized financing.  To date, the Company has not accounted for any repurchase transactions as sales.  The table on the top of page 62 is the average daily balance of total debt outstanding, including repurchase agreements, securitized debt, and securitized debt, non-retained.  It is worth noting that during the quarter ended June 30, 2009, the Company raised $1.5 billion in secondary offerings of its common stock.  As the Company deployed the capital, its liabilities associated with financing those assets increased.

Period	Average Repurchase Balance	Repurchase Balance at Quarter End
	(dollars in thousands)
Quarter Ended March 31, 2009	$532,687	$559,926
Quarter Ended June 30, 2009	905,014	1,500,631
Quarter Ended September 30, 2009	1,755,724	1,597,319
Quarter Ended December 31, 2009	1,841,977	1,975,402
Quarter Ended March 31, 2010	1,837,755	1,686,237
Quarter Ended June 30, 2010	1,415,432	1,337,805
Quarter Ended September 30, 2010	1,272,017	1,568,223
Quarter Ended December 31, 2010	1,575,917	1,808,797

In future filings the Company will more clearly disclose the nature of the items included in average debt outstanding and include a table similar to the above and discuss any significant fluctuation between the average repurchase balance and the repurchase balance at the quarter end.
*           *           *

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send any additional concerns or questions regarding your letter dated May 27, 2011 to my attention at adenahan@annaly.com or feel free to call me at 212-696-0100.

Very truly yours,

/s/ A. Alexandra Denahan

A. Alexandra Denahan
Chief Financial Officer

cc:           R. Nicholas Singh, Esq.
Fixed Income Discount Advisory Company

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